SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2007 (report no. 1)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

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CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 Press Release: NICE Wins $9 Million Contract from New York City for NICE Inform for its Next Generation 9-1-1 Emergency Call Centers,  dated October 1, 2007.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:   /s/ Yechiam Cohen

Name: Yechiam Cohen

Title: General Counsel

Dated: October 1, 2007

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EXHIBIT INDEX

99.1 Press Release: NICE Wins $9 Million Contract from New York City for NICE Inform for its Next Generation 9-1-1 Emergency Call Centers, dated October 1, 2007.

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NICE Wins $9 Million Contract from New York City for NICE Inform for its Next Generation 9-1-1 Emergency Call Centers

Selected for multimedia command and control capabilities, including advanced voice analytics, in massive emergency communications upgrade project

Ra`anana, Israel, October 01, 2007, NICE Systems Ltd. (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions to drive performance, today announced that it has won a $9 million contract from the City of New York (NYC), on behalf of the New York Police Department (NYPD) for NICE Inform, multimedia incident information management solution for its next generation 9-1-1 emergency call centers.  Contract revenue is expected to contribute to 2008 financial results.

New York City recently announced that it would be among the first to equip its 9-1-1 call centers to handle multimedia citizen interactions under the City`s Emergency Communications Transformation Program (ECTP).  NICE Inform was chosen for the upgrade as part of the largest public safety project on record. New York City`s ECTP is a multi-year, multi-agency program initiated by the City of New York to modernize its Emergency 9-1-1 System to improve service to the approximately 11.5 million New Yorkers who require 9-1-1 services each year. NICE Inform will enable the City to capture, manage, analyze and reconstruct multimedia incidents.

The City also receives tens of thousands of requests for reproductions involving 9-1-1 calls and radio communications each year, many for use in court proceedings. NICE Inform will help the City streamline multimedia incident reproductions and investigations to aggressively fight crime.

NICE Inform is the world`s first full-spectrum multimedia incident information management solution for the security market.  It provides ground-breaking capabilities for effectively managing incident information from various sources, including audio, video, text and data, streamlining of information-sharing, investigations and evidence delivery. The unique comprehensive capabilities of NICE Inform can be tailored to the specific needs of command and control centers for first responders and homeland security, transportation, government, and private sector organizations, and deliver improved collaboration and operational efficiency to enhance safety and security.

"We are proud to have been selected by New York for this ground-breaking emergency communications upgrade project," said Haim Shani, NICE`s Chief Executive Officer.  "This is an important win for NICE, and one that reflects a trend of the large-scale security related deals we have been working on for multi-media command and control centers, addressing the needs of large city centers and mass transit systems, among others.  Our vision and strategy for providing the most innovative solutions for some of the most critical challenges faced by authorities, is a key differentiator for NICE."

About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data - from telephony, web, email, radio, video, and other data sources.   NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in 100 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

Corporate Media Contact NICE Systems +1 877 245 7448

Galit Belkind Galit.belkind@nice.com

Investors NICE Systems +1 877 245 7449

Daphna Golden ir@nice.com

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NICE Trademarks:

3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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